UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

No. 1 New Square

Bedfont Lakes Business Park

Feltham, Middlesex TW14 8HA

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Full Exercise of Underwriters’ Option to Purchase Additional Shares

Closing of Underwritten Public Offering of Ordinary Shares

On March 21, 2019, Nomad Foods Limited (the “Company”) issued a press release announcing the full exercise of the underwriters’ option to purchase 2,608,695 additional ordinary shares, no par value of the Company (the “Additional Shares”) in the Company’s previously announced underwritten public offering. A copy of the press release is attached hereto as Exhibit 99.1.

On March 22, 2019, the Company issued a press release announcing the closing of its underwritten public offering of 20,000,000 ordinary shares, which includes the Additional Shares. The ordinary shares were issued at a purchase price of $20.00 per share, for aggregate gross proceeds to the Company of approximately $400.0 million, before deducting underwriting discounts and commissions and offering expenses payable by the Company. A copy of the press release is attached hereto as Exhibit 99.2.

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission (File No. 333-225402). Exhibits 99.1 and 99.2 are not incorporated by reference into the foregoing registration statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Samy Zekhout
Name:	Samy Zekhout
Title:	Chief Financial Officer

Dated: March 22, 2019

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press release issued by Nomad Foods Limited on March 21, 2019, relating to the full exercise of the underwriters’ option to purchase additional ordinary shares.

99.2	Press release issued by Nomad Foods Limited on March 22, 2019, relating to the closing of the offering of ordinary shares.